

March 24, 2014

<u>Via E-mail</u>
Byron H. Pollitt
Chief Financial Officer
Visa Inc.
P.O. Box 8999
San Francisco, CA 94128

      Re: Visa Inc.
              Form 10-K for the Fiscal Year Ended September 30, 2013
              Filed November 22, 2013
              File No. 1-33977

Dear Mr. Pollitt:

We refer you to our comment letter dated February 12, 2014 regarding business contacts with Syria, Sudan and Cuba. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Cecilia Blye

                          Cecilia Blye, Chief
                          Office of Global Security Risk

cc: Barbara Jacobs
       Assistant Director
       Division of Corporation Finance